Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Dated October 26, 2007
(Supplementing Preliminary Prospectus
Dated October 23, 2007)
Registration Statement No. 333-131064

FREE WRITING PROSPECTUS
(Supplementing Prospectus Supplement
dated October 23, 2007
(to Prospectus dated January 31, 2006))

3,000,000 Shares

Ormat Technologies, Inc.

Common Stock

This free writing prospectus of Ormat Technologies, Inc. revises and updates certain disclosures that have been provided in its Prospectus Supplement dated October 23, 2007 (the ‘‘Prospectus Supplement’’). References to the ‘‘Company,’’ ‘‘we,’’ ‘‘us,’’ ‘‘our Company’’ or ‘‘our’’ are used in the manner described in the Prospectus Supplement.

October 26, 2007

Unregistered Sale of our Common Stock

On October 22, 2007, we agreed to issue 1,105,004 shares of common stock in a transaction complying with the requirements of Regulation S under the Securities Act of 1933 to our parent, Ormat Industries, for an aggregate purchase price of approximately $50.7 million, which was determined based on the public offering price in this offering minus underwriting discounts and commissions. Closing of the transaction was expected to occur concurrently with the closing of this offering, subject to certain customary closing conditions, including the closing of this offering. In order to ensure compliance with rules of the New York Stock Exchange, we have agreed with Ormat Industries to reduce the number of shares of common stock being sold in the unregistered transaction to 381,254, for an aggregate purchase price of $17.5 million. All other terms and conditions of the transaction will remain the same, including the price per share to be paid by Ormat Industries.

As a result of the decision to reduce the number of shares to be sold to Ormat Industries in the unregistered transaction, we have amended certain sections of the Prospectus Supplement we filed on October 23, 2007. These changes relate to: (i) the amount of proceeds we will receive in the unregistered transaction and (ii) the number of shares of our common stock that will be outstanding after the completion of the unregistered sale and this public offering.

The Offering

Issuer	Ormat Technologies, Inc.

Common stock offered	3,000,000 shares.

Common stock to be outstanding after the offering	41,507,360 shares.[1]

Use of proceeds	We expect to use the aggregate net proceeds from this offering and the unregistered sale to repay debt under a note issued by us to our Parent, Ormat Industries, and for our general corporate purposes and those of our consolidated subsidiaries, which may include construction of geothermal and recovered energy generation power plants and other investments, and financing possible acquisitions. We have no present understanding or agreement relating to any specific acquisition. Accordingly, management will have significant flexibility in applying the net proceeds of the offering. See ‘‘Use of Proceeds.’’

Trading symbol	Our common stock is listed on the New York Stock Exchange under the symbol ‘‘ORA.’’

Current indicated quarterly dividend	$0.05 per share. See ‘‘Common Stock Price Range and Dividends’’ below for information about historical dividends paid per share of common stock. For information about our dividend policy. See ‘‘Dividend Policy’’ below.

Risk Factors	Your investment in our common stock will involve risks. You should carefully consider the information referred to in the section entitled ‘‘Risk Factors’’ and the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including information under the heading ‘‘Note Regarding Forward-Looking Statements,’’ before deciding whether to purchase our common stock.

[1]	This number includes 381,254 shares of common stock to be issued to our parent, Ormat Industries, pursuant to an unregistered sale expected to close concurrently with this public offering. Except as otherwise indicated, all common stock information in this prospectus supplement is based on the number of shares of common stock outstanding on October 25, 2007, and excludes (a) 855,210 shares issuable upon the exercise of stock options that are outstanding as of the date hereof at a weighted exercise price of $34.10 per share and (b) 2,826,180 shares of our common stock reserved for future issuance under our 2004 Incentive Compensation Plan.

 Use of Proceeds

We estimate that the net proceeds we will receive from this offering, based on an offering price of $46.80 per share, will be approximately $137.4 million, after deducting the underwriting discounts and commissions and estimated expenses of this offering payable by us. The proceeds we will receive from the unregistered sale to our parent, Ormat Industries, based on an offering price of $45.90 per share, will be approximately $17.5 million. We expect to use the aggregate net proceeds from this offering and the unregistered sale to repay debt under a note issued by us to our Parent, Ormat Industries, and for our general corporate purposes and those of our consolidated subsidiaries, which may include construction of geothermal and recovered energy generation power plants and other investments, and financing possible acquisitions.

 Capitalization

The following table summarizes our capitalization as of June 30, 2007:

•	on a historical basis; and

•	pro forma to give effect to the completion of this offering and the unregistered sale, including the application of the estimated net proceeds to us from this offering, which we estimate will be $137.4 million after deducting underwriter discounts and commissions, and our estimated offering expenses based on the offering price of $46.80 per share and the application of the proceeds from the unregistered sale, which will be approximately $17.5 million based on an offering price of $45.90 per share.

You should read the following table in conjunction with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ ‘‘Description of Common Stock’’ and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2007
	Actual	Pro Forma
	(unaudited)	(unaudited)
	(in thousands)
Cash and cash equivalents	$24,904	$129,139
Debt:
Parent company loans	123,558	72,893
Long-term debt
Limited and non-recourse	351,118	351,118
Full recourse	1,000	1,000
Total debt	475,676	425,011
Shareholders’ equity:
Common stock, $0.001 par value; 200,000,000 shares authorized, 38,126,106 shares issued and outstanding, historical; 200,000,000 shares authorized and 41,507,360 issued and outstanding, pro forma	38	41
Additional paid-in capital	355,526	510,422
Retained Earnings	82,851	82,851
Accumulated other comprehensive income	2,096	2,096
Total shareholders’ equity	440,511	595,411
Total capitalization	$916,187	$1,020,422

The discussion and tables above exclude (i) 855,210 shares of our common stock issuable upon the exercise of stock options that are outstanding as of October 25, 2007, (ii) 975 shares of our common stock issued upon exercise of options subsequent to June 30, 2007 and (iii) 2,826,180 shares of our common stock reserved for future issuance under our 2004 Incentive Compensation Plan.

 Common Stock Price Range and Dividends

Our common stock began publicly trading on November 12, 2004 on the New York Stock Exchange under the symbol ‘‘ORA.’’ The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported in composite New York Stock Exchange trading, and the dividends declared per share of our common stock.

	Price Range of Common Shares		Cash Dividend
	High	Low	Per Share
2004
Fourth Quarter (beginning November 12, 2004)	$18.70	$15.20	$0.1025
2005
First Quarter	$16.50	$14.50	$0.0300
Second Quarter	$19.20	$13.88	$0.0300
Third Quarter	$24.10	$18.25	$0.0300
Fourth Quarter	$29.10	$18.80	$0.0300
2006
First Quarter	$43.94	$26.34	$0.0300 (1)
Second Quarter	$40.54	$31.64	$0.0400
Third Quarter	$38.59	$31.75	$0.0400
Fourth Quarter	$40.25	$32.15	$0.0400
2007
First Quarter	$44.59	$37.11	$0.0700
Second Quarter	$41.99	$33.72	$0.0500
Third Quarter	$50.50	$37.68	$0.0500
Fourth Quarter(2)	$52.15	$47.58	$—

(1)	Dividend declared on March 7, 2006 and paid on April 4, 2006.
(2)	As of October 22, 2007.

The reported last sale price of our common stock on the New York Stock Exchange on October 22, 2007 was $51.00 per share. On October 22, 2007, there were 38,126,106 shares of our common stock outstanding held by approximately 10 record holders, not including beneficial owners of shares registered in nominee or street name.

 Description of Common Stock

Please read the information discussed under the heading ‘‘Description of Common Stock We May Offer’’ beginning on page 21 of the accompanying prospectus dated January 31, 2006. On October 22, 2007, approximately 38,126,106 shares of our common stock were outstanding, of which 24,374,996 were owned by our parent company, Ormat Industries.

Upon completion of the sale under this prospectus supplement and the unregistered sale, 41,507,360 shares of our common stock will be outstanding, based on the approximate number of shares of common stock issued and outstanding as of October 22, 2007.